Exhibit 99.1

FinVolution Group Reports Fourth Quarter and Fiscal Year 2022

Unaudited Financial Results and Announces Management Changes

-International business revenue contribution reached 12.9% of total revenue for the fourth quarter and 10.3% for FY 2022 through Local Focus, Global Outlook Strategy-

-2022 Full Year Total Transaction Volume set new record high at RMB175.4 billion, an increase of 27.7% compared to Fiscal Year 2021-

-2023 Domestic Transaction Volume expected to be in the range of RMB189.0 billion to RMB205.0 billion, representing year-over-year growth of approximately 10.0% to 20.0%-

-2023 International Transaction Volume expected to be around RMB6.4 billion representing year-over-year growth of approximately 50.0%-

SHANGHAI, March 14, 2023 /PRNewswire/ – FinVolution Group (“FinVolution,” or the “Company”) (NYSE: FINV), a leading fintech platform, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

	For the Three Months Ended December 31,		YoY Change	For Full Year Ended December 31,		YoY Change
	2021	2022		2021	2022
Total Transaction Volume (RMB in billion)[1]	39.0	48.6	24.6%	137.4	175.4	27.7%
Transaction Volume (China’s Mainland)	38.0	47.2	24.2%	133.6	171.1	28.1%
Transaction Volume (International)[2]	0.97	1.37	41.2%	3.7	4.3	16.2%
Total Outstanding Loan Balance (RMB in billion)	50.3	64.6	28.4%	50.3	64.6	28.4%
Outstanding Loan Balance (China’s Mainland)[3]	50.0	63.8	27.6%	50.0	63.8	27.6%
Outstanding Loan Balance (International)[4]	0.30	0.80	166.7%	0.30	0.80	166.7%

Fourth Quarter 2022 Operational Highlights

•	Total cumulative registered users[5] reached 159.4 million as of December 31, 2022, an increase of 13.6% compared to the same period of 2021.

•	Total number of unique borrowers[6] for the fourth quarter of 2022 was 3.2 million, a decrease of 8.6% compared to the same period of 2021.

•	Total number of repeat borrowers[7] for the fourth quarter of 2022 was 2.5 million, remaining stable compared to the same period of 2021.

Total transaction volume and outstanding loan balance maintained consistent growth momentum

•	Total transaction volume reached RMB48.6 billion for the fourth quarter of 2022, an increase of 24.6% compared to the same period of 2021.

•	Total outstanding loan balance reached RMB64.6 billion as of December 31, 2022, an increase of 28.4% compared to December 31, 2021.

•	Transaction volume facilitated for repeat individual borrowers[8] for the fourth quarter of 2022 was RMB42.1 billion, an increase of 34.1% compared to the same period of 2021.

Small business owners’ loans continued to progress

•

Transaction volume facilitated for small business owners for the fourth quarter of 2022 was RMB11.9 billion, representing 24.5% of total transaction volume in the fourth quarter of 2022 and an increase of 38.4% compared to the same period of 2021.

•	Total number of small business owners served for the fourth quarter of 2022 was 497 thousand, a decrease of 2.0% compared to the same period of 2021.

International expansion strengthens with increased funding from local financial institutions

•	Transaction volume facilitated in international markets for the fourth quarter of 2022 was RMB1.37 billion, an increase of 41.2% compared to the same period of 2021.

•	Proportion of transaction volume in the Indonesia market funded by local financial institutions has increased to 63% in the fourth quarter of 2022 from 10% in the same period last year.

•	Outstanding loan balance for international markets[4] as of December 31, 2022 was RMB0.80 billion, representing an increase of 166.7% from December 31, 2021.

•	International business revenue was RMB394.9 million (US$57.3 million) for the fourth quarter of 2022, an increase of 121.9% compared to the same period of 2021.

More operational highlights

•	90 day+ delinquency ratio[9] was 1.41% as of December 31, 2022, compared to 1.26% as of December 31, 2021.

•	Average loan size[10] was RMB7,682 for the fourth quarter of 2022, compared to RMB6,114 in the same period of 2021.

•	Average loan tenor[11] was 8.6 months for the fourth quarter of 2022, compared with 8.9 months in the same period of 2021.

Fourth Quarter 2022 Financial Highlights

•	Net revenue was RMB3,050.0 million (US$442.2 million) for the fourth quarter of 2022, an increase of 24.6% from RMB2,448.0 million for the same period of 2021.

•	Net profit was RMB556.3 million (US$80.7 million) for the fourth quarter of 2022, a decrease of 14.4% from RMB649.7 million for the same period of 2021.

•

Non-GAAP adjusted operating income,[12] which excludes share-based compensation expenses before tax, was RMB637.8 million (US$92.5 million) for the fourth quarter of 2022, an increase of 13.8% from RMB560.4 million for the same period of 2021.

•

Diluted net profit per American depositary share (“ADS”) was RMB1.91 (US$0.28) and diluted net profit per share was RMB0.38 (US$0.06), a decrease of 13.6% from the same period of 2021. Non-GAAP diluted net profit per ADS was RMB1.98 (US$0.29) and non-GAAP diluted net profit per share was RMB0.40 (US$0.06), a decrease of 15.0% from the same period of 2021. Each ADS of the Company represents five Class A ordinary shares of the Company.

1	Represents the total transaction volume facilitated in China’s Mainland and the overseas markets on the Company’s platforms during the period presented.
[2]	Represents our overseas markets outside China’s Mainland.
[3]	Outstanding loan balance (China’s Mainland) as of any date refers to the balance of outstanding loans in China’s Mainland market delinquent within 180 days from such date.

[4]	Outstanding loan balance (international) as of any date refers to the balance of outstanding loans in the overseas markets delinquent within 30 days from such date.
[5]	On a cumulative basis, the total number of users registered on the Company’s platforms as of December 31, 2022.
[6]	Represents the total number of borrowers whose transactions were facilitated on the Company’s platforms during the period presented.
[7]	Represents the total number of repeat borrowers who have successfully borrowed on our platform in the past and borrowed on the Company’s platforms during the period presented.
[8]	Represents transaction volume facilitated for the repeat borrowers who successfully completed their transaction on the Company’s platforms during the period presented.
[9]

“90 day+ delinquency ratio” refers to the outstanding principal balance of on- and-off balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on-and-off balance sheet loans on the Company’s platform as of a specific date. Loans that originated outside China’s Mainland are not included in the calculation.

[10]	Represents the average loan size on the Company’s platform in China’s Mainland during the period presented.
[11]	Represents the average loan tenor on the Company’s platform in China’s Mainland during the period presented.
[12]	Please refer to “UNAUDITED Reconciliation of GAAP And Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating income.

Mr. Tiezheng Li, Chief Executive Officer of FinVolution, commented, “For full-year 2022, we achieved our total transaction volume target with RMB175.4 billion in total transactions, representing a year-over-year increase of 27.7%; our total transaction volume in the fourth quarter reached RMB48.6 billion, representing a year-over-year increase of 24.6% and a sequential increase of 6.8%.”

“We are thrilled to report that during the fourth quarter, improvements across multiple operational fronts throughout our international business led to a revenue contribution of RMB394.9 million, representing 12.9% of total revenue, an increase of 121.9% from the same period of 2021 and a sequential increase of 13.0%. Our success in the Indonesian market has inspired us, and has strengthen our confidence as we further expand into additional countries”, concluded Mr. Li.

Mr. Jiayuan Xu, FinVolution’s Chief Financial Officer, continued, “We are encouraged by the financial results we achieved in 2022 despite the unique challenges we encountered. Net revenue for the fourth quarter reached RMB3,050.0 million representing a year-over-year increase of 24.6% and a sequential increase of 2.6%. More encouragingly, net revenue for the full year 2022 exceeded the RMB 10.0 billion mark for the first time to reach RMB 11.1 billion, representing a year-over-year increase of 17.6%”.

“Our cash and short-term liquidity position as of the end of December 2022 further strengthened to RMB7,063.4 million, representing a year-over-year increase of 25.6%. We believe our strong capital base and short-term liquidity position are an important source of confidence for all our stakeholders,” concluded Mr. Xu.

Fourth Quarter 2022 Financial Results

Net revenue for the fourth quarter of 2022 increased by 24.6% to RMB3,050.0 million (US$442.2 million) from RMB2,448.0 million for the same period of 2021, primarily due to the increase in loan facilitation service fees, post facilitation service fees and guarantee income.

Loan facilitation service fees increased by 20.2% to RMB1,208.6 million (US$175.2 million) for the fourth quarter of 2022 from RMB1,005.1 million for the same period of 2021. This increase was primarily due to the increase in transaction volume, partially offset by the decrease in service fee rates.

Post-facilitation service fees increased by 17.5% to RMB496.4 million (US$72.0 million) for the fourth quarter of 2022 from RMB422.3 million for the same period of 2021, primarily due to the increase in outstanding loans served by the Company and the rolling impact of deferred transaction fees.

Guarantee income increased by 47.5% to RMB920.6 million (US$133.5 million) for the fourth quarter of 2022 from RMB624.1 million for the same period of 2021. This increase was primarily due to the increased outstanding loan balance of off-balance sheet loans, partially offset by improved asset quality. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment. As the Company has been transitioning its business towards better-quality borrowers, the fair value of quality assurance commitment upon loan origination decreased due to better asset quality.

Net interest income decreased by 0.7% to RMB292.5 million (US$42.4 million) for the fourth quarter of 2022, from RMB294.7 million for the same period of 2021.

Other revenue increased by 29.3% to RMB131.8 million (US$19.1 million) for the fourth quarter of 2022 from RMB101.9 million for the same period of 2021, primarily due to the increase in customer referral fees from other third-party platforms.

Origination, servicing expenses and other costs of revenue increased by 0.4% to RMB516.2 million (US$74.8 million) for the fourth quarter of 2022 from RMB514.3 million for the same period of 2021, primarily due to the increase in employee’s expenditures.

Sales and marketing expenses increased by 26.0% to RMB490.7 million (US$71.2 million) for the fourth quarter of 2022 from RMB389.4 million for the same period of 2021 as a result of proactive customer acquisition efforts focusing on higher-quality borrowers in both domestic and international markets.

Research and development expenses increased by 4.2% to RMB137.5million (US$19.9 million) for the fourth quarter of 2022, from RMB131.9 million for the same period of 2021, due to the increase in investments for technology development.

General and administrative expenses decreased by 26.8% to RMB114.4 million (US$16.6 million) for the fourth quarter of 2022 from RMB156.3 million for the same period of 2021, primarily due to the increase in operating efficiency.

Provision for accounts receivable and contract assets increased by 489.0% to RMB112.5 million (US$16.3 million) for the fourth quarter of 2022 from RMB19.1 million for the same period of 2021, primarily due to the increase in loan volume and outstanding loan balances of off-balance sheet loans.

Provision for loans receivable decreased by 3.8% RMB126.0 million (US$18.3 million) for the fourth quarter of 2022, from RMB131.0 million for the same period of 2021, primarily due to better-than expected default rate as a result of transition to better-quality borrowers.

Credit losses for quality assurance commitment increased by 60.7% to RMB935.9 million (US$135.7 million) for the fourth quarter of 2022 compared to RMB582.5 million for the same period of 2021. The increase was primarily due to the increase in loan volume and outstanding loan balances.

Operating profit increased by 17.8% to RMB616.8 million (US$89.4 million) for the fourth quarter of 2022 from RMB523.5 million for the same period of 2021.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB637.8 million (US$92.5 million) for the fourth quarter of 2022, representing an increase of 13.8% from RMB560.4 million for the same period of 2021.

Other income increased by 65.0% to RMB64.5 million (US$9.4 million) for the fourth quarter of 2022 from RMB39.1 million for the same period of 2021, mainly due to the increase in government subsidies.

Income tax expense was RMB125.0 million (US$18.1 million) for the fourth quarter of 2022, compared to income tax credit of RMB87.1 million for the same period of 2021. This increase was mainly due to the tax credit derived from the change in preferential tax rate for certain qualified subsidiaries in the same period last year and the increase in pre-tax profit in the fourth quarter.

Net profit was RMB556.3 million (US$80.7 million) for the fourth quarter of 2022, compared to RMB649.7 million for the same period of 2021.

Net profit attributable to ordinary shareholders of the Company was RMB551.5 million (US$80.0 million) for the fourth quarter of 2022, compared to RMB655.9 million for the same period of 2021.

Diluted net profit per ADS was RMB1.91 (US$0.28) and diluted net profit per share was RMB0.38 (US$0.06), a decrease of 13.6% year-over-year. Non-GAAP diluted net profit per ADS was RMB1.98 (US$0.29) and non-GAAP diluted net profit per share was RMB0.40 (US$0.06), a decrease of 15.0% year-over-year. Each ADS represents five Class A ordinary shares of the Company.

As of December 31, 2022, the Company had cash and cash equivalents of RMB3,636.4 million (US$527.2 million) and short-term investments, mainly in wealth management products, of RMB3,427.0 million (US$496.9 million).

The following table provides the delinquency rates for all outstanding loans on the Company’s platform in China’s Mainland as of the respective dates indicated.

As of	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
December 31, 2019	1.34%	2.40%	1.86%	1.76%	1.62%	1.53%
March 31, 2020	1.34%	3.03%	2.33%	2.44%	2.64%	2.17%
June 30, 2020	0.71%	1.36%	1.70%	2.00%	2.75%	2.38%
September 30,2020	0.46%	0.72%	0.74%	0.90%	1.07%	1.43%
December 31, 2020	0.35%	0.55%	0.48%	0.52%	0.49%	0.55%
March 31, 2021	0.29%	0.52%	0.43%	0.39%	0.38%	0.36%
June 30, 2021	0.30%	0.45%	0.39%	0.32%	0.36%	0.33%
September 30, 2021	0.34%	0.51%	0.43%	0.39%	0.33%	0.32%
December 31, 2021	0.39%	0.67%	0.55%	0.49%	0.41%	0.36%
March 31, 2022	0.35%	0.64%	0.57%	0.58%	0.57%	0.49%
June 30, 2022	0.31%	0.55%	0.58%	0.53%	0.55%	0.52%
September 30, 2022	0.32%	0.53%	0.49%	0.47%	0.46%	0.51%
December 31, 2022	0.36%	0.63%	0.53%	0.51%	0.46%	0.44%

The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage in China’s Mainland for all loan products facilitated through the Company’s online platform as of December 31, 2022:

Fiscal Year 2022 Financial Results

Net revenue for 2022 increased by 17.6% to RMB11,134.2 million (US$1,614.3 million) from RMB9,470.1 million in 2021, primarily due to the increase in loan facilitation service fees, post facilitation service fees and the increase in guarantee income as a result of the increase in transaction volume. The increase in net revenue was partially offset by the decrease in the average rate of transaction fees.

Loan facilitation service fees increased by 16.8% to RMB4,430.8 million (US$642.4 million) for 2022 from RMB3,794.2 million in 2021, primarily due to the increase in loan volume, partially offset by the decrease in average rate of transaction fees.

Post-facilitation service fees increased by 47.4% to RMB1,929.9 million (US$279.8 million) for 2022 from RMB1,309.6 million in 2021, primarily due to the increase in outstanding loans served by the Company and the rolling impact of deferred transaction fees.

Guarantee income increased by 18.2% to RMB3,064.4 million (US$444.3 million) for 2022 from RMB2,593.5 million in 2021. This increase was primarily due to the increased outstanding loan balance of off-balance sheet loans, partially offset by improved asset quality. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment. As we transitioned our business towards better quality borrowers, the fair value of quality assurance commitment upon loan origination decreased due to better asset quality.

Net interest income for 2022 decreased by 3.5% to RMB1,174.2 million (US$170.2 million) compared to RMB1,216.2 million in 2021, primarily due to the decrease in interest rate of on-balance sheet loans in the international markets.

Other revenue decreased by 3.9% to RMB534.9 million (US$77.5 million) for 2022 from RMB556.7 million in 2021, primarily due to the decrease in customer referral fees from other third-party platforms.

Origination, servicing expenses and other cost of revenue increased by 10.7% to RMB2,038.6 million (US$295.6 million) for 2022 from RMB1,842.0 million in the prior year, primarily due to the increase in employee’s expenditures.

Sales and marketing expenses increased by 6.4% to RMB1,685.0 million (US$244.3 million) for 2022 from RMB1,584.2 million in 2021, as a result of proactive customer acquisition efforts focusing on higher-quality borrowers in both domestic and international markets.

Research and development expenses increased by 13.0% to RMB491.5 million (US$71.3 million) for 2022, compared to RMB434.9 million in 2021, primarily due to the increase investments and technology development.

General and administrative expenses decreased by 22.5% to RMB401.7 million (US$58.2 million) for 2022 from RMB518.2 million in 2021, mainly due to the increase in the operating efficiencies.

Provision for accounts receivable and contract assets increased by 180.8% to RMB390.9 million (US$56.7 million) for 2022, compared to RMB139.2 million in 2021 as a result of the increase in loan volume and outstanding loan balance of off-balance sheet loans.

Provision for loans receivables increased by 11.1% to RMB415.9 million (US$60.3 million) for 2022, compared with RMB374.2 million in 2021, primarily due to the increase in loan volume and outstanding loan balance of on-balance sheet loans.

Credit losses for quality assurance commitment increased by 62.7% RMB3,195.2 million (US$463.3 million) for 2022, compared with RMB1,963.6 million in 2021, primarily due to the increase in loan volume and outstanding loan balance.

Operating profit decreased by 3.8% to RMB2,515.3 million (US$364.7 million) for 2022 from RMB2,613.8 million in 2021.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB2,604.4 million (US$377.6 million) for 2022, representing a decrease of 3.9% from RMB2,709.0 million in 2021.

Other income increased by 80.3% to RMB220.7 million (US$32.0 million) for 2022, from RMB122.4 million in 2021, primarily due to government subsidies.

Income tax expenses were RMB454.8 million (US$65.9 million) for 2022, compared with RMB240.8 million in 2021, mainly due to the tax credit derived from the change in preferential tax rate for certain qualified subsidiaries in the same period last year.

Net profit was RMB2,281.3 million (US330.8 million) for 2022, compared with RMB2,495.3 million in 2021.

Net profit attributable to ordinary shareholders of the Company was RMB2,266.4 million (US$328.6 million) for 2022, compared with RMB2,508.9 million in 2021.

Management Changes

The Board of Directors of the Company (the “Board”) has approved the resignation of Mr. Feng Zhang from his position as Chief Executive Officer of the Company. Mr. Zhang’s resignation was due to personal reasons. The Board has appointed Mr. Tiezheng Li, Vice Chairman of the Board and President of the Company, to assume the position of the Company’s Chief Executive Officer, effective March 14, 2023.

Mr. Tiezheng Li is one of the four co-founders of the Company and has been serving as President of the Company since May 2020, Vice Chairman of the Board since September 2018, and Director since March 2015. Mr. Li also served as Chief Strategy Officer of the Company from July 2017 to April 2020, Chief Operating Officer of the Company from April 2015 to July 2017 and Chief Risk Officer of the Company from January 2011 to April 2015. Prior to founding the Company, Mr. Li served as a risk manager at China Minsheng Banking Corporation Limited from 2006 to 2011. Mr. Li received his bachelor’s degree in civil engineering from Shanghai Jiaotong University in China and FMBA degree from China Europe International Business School in China.

Mr. Tiezheng Li said, “Feng has served the Company with pride and dedication for eight years. He has worked tirelessly over his tenure, leading the Company to complete multiple transitions and drive value and growth for all stakeholders of FinVolution Group. On behalf of the board, we thank him for his invaluable contributions and many years of service and wish him all the best in his future endeavors.”

The Board has also appointed Mr. Yuxiang Wang as Chief Operating Officer of the Company, effective March 14, 2023. He will serve as Chief Operating Officer of the Company while retaining his current role as Chief Technology Officer of the Company, which he has held since October 2019. From June 2015 to March 2023, Mr. Wang also served as the Chief Product Officer of the Company. Prior to joining the Company, Mr. Wang served as the vice president of product at Opera Software ASA, a Norwegian software company, from 2013 to 2015. Before that he worked at Baidu.com as a product head of Baidu mobile browser from 2012 to 2013 and he was the product director at TeleNav, a company providing location-based services including navigation, from 2009 to 2012. Prior to that, Mr. Wang served as a senior product manager at MiTAC Research (Shanghai) Ltd., an electronics company, from 2002 to 2009. Mr. Wang received his bachelor’s degree in communication engineering from Jiangsu University, his master’s degree in software engineering from Fudan University and his EMBA degree from the China Europe International Business School.

Shares Repurchase Update

On August 21, 2022, the board of directors of the Company approved the expansion of the Company’s existing share repurchase program from up to US$60 million to up to US$140 million and the extension for another twelve months from January 1, 2023, through December 31, 2023, which allows the Company to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$140 million until December 31, 2023.

As of December 31, 2022, in combination with the Company’s historical and existing share repurchase programs, the Company had cumulatively repurchased its own Class A ordinary shares in the form of ADSs with a total aggregate value of approximately US$182.3 million.

Business Outlook

China began to modify its zero-COVID policy at the end of 2022, and there remains uncertainty as to the future of the impact of the virus, especially in light of this change in policy. The Company will continue to closely monitor the pandemic situation and remain vigilant in its business operations. The Company announced that its domestic full year transaction volume guidance for 2023 expects to be in the range of RMB189.0 billion to RMB205.0 billion, representing a year-over-year growth of approximately 10.0% to 20.0%. The Company also announced that its international full year transaction volume guidance for 2023 to be around RMB6.4 billion, representing a year-over-year growth of approximately 50.0%.

The above forecast is based on the current market conditions and reflects the Company’s current preliminary views and expectations on market and operational conditions and the regulatory and operating environment, as well as customer and institutional partners demands, all of which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:30 PM U.S. Eastern Time on March 14, 2023 (8:30 AM Beijing/Hong Kong Time on March 15, 2023).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
Canada (toll free):	1-855-669-9657
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland, China:	400-120-1203

Participants should dial-in at least five minutes before the scheduled start time and ask to be connected to the call for “FinVolution Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.finvgroup.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until March 21, 2023, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
Canada (toll free):	855-669-9658
International:	1-412-317-0088
Replay Access Code:	2098779

About FinVolution Group

FinVolution Group is a leading fintech platform in China connecting underserved individual borrowers with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of December 31, 2022, the Company had over 159.4 million cumulative registered users.

For more information, please visit https://ir.finvgroup.com

Use of Non-GAAP Financial Measures

We use non-GAAP adjusted operating income, non-GAAP operating margin, non-GAAP net profit, non-GAAP net profit attributable to FinVolution Group, non-GAAP basic and diluted net profit per share and per ADS which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believe that these non-GAAP financial measures help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that non-GAAP financial measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating profit, non-GAAP operating margin, non-GAAP net profit non-GAAP basic and diluted net profit per share and per ADS are not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8972 to US$1.00, the rate in effect as of December 30, 2022 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan

Tel: +86 (21) 8030-3200 Ext. 8601

E-mail: ir@xinye.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of December 31,
	2021	2022
	RMB	RMB	USD
Assets
Cash and cash equivalents	4,418,127	3,636,380	527,226
Restricted cash	4,073,414	2,842,707	412,154
Short-term investments	1,204,901	3,427,020	496,871
Investments	971,117	1,084,084	157,177
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB239,506 and RMB374,304 as of December 31, 2021 and December 31, 2022, respectively	931,798	1,669,855	242,106
Intangible assets	98,947	98,692	14,309
Property, equipment and software, net	112,397	141,345	20,493
Loans receivable, net of credit loss allowance for loans receivable of RMB427,873 and RMB294,355 as of December 31, 2021 and December 31, 2022, respectively	1,982,276	2,136,432	309,754
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets of RMB250,696 and RMB496,918 as of December 31, 2021 and December 31, 2022, respectively	1,890,846	2,217,445	321,499
Deferred tax assets	455,741	919,361	133,295
Right of use assets	49,138	192,428	27,899
Prepaid expenses and other assets	1,899,438	2,966,751	430,138
Goodwill	50,411	50,411	7,309

Total assets	18,138,551	21,382,911	3,100,230

Liabilities and Shareholders’ Equity
Deferred guarantee income	1,089,503	1,805,164	261,724
Liability from quality assurance commitment	3,188,561	3,555,618	515,516
Payroll and welfare payable	252,918	274,408	39,785
Taxes payable	200,648	134,027	19,432
Funds payable to investors of consolidated trusts	1,795,640	1,845,210	267,530
Contract liability	8,436	5,109	741
Deferred tax liabilities	137,632	232,188	33,664
Accrued expenses and other liabilities	722,247	909,708	131,895
Leasing liabilities	33,356	176,990	25,661

Total liabilities	7,428,941	8,938,422	1,295,948

Commitments and contingencies
FinVolution Group Shareholders’ equity
Ordinary shares	103	103	15
Additional paid-in capital	5,694,733	5,692,703	825,364
Treasury stock	(324,171)	(568,595)	(82,439)
Statutory reserves	610,403	698,401	101,259
Accumulated other comprehensive income	(16,769)	52,237	7,575
Retained Earnings	4,690,951	6,496,852	941,955

Total FinVolution Group shareholders’ equity	10,655,250	12,371,701	1,793,729

Non-controlling interest	54,360	72,788	10,553

Total shareholders’ equity	10,709,610	12,444,489	1,804,282

Total liabilities and shareholders’ equity	18,138,551	21,382,911	3,100,230

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue:
Loan facilitation service fees	1,005,082	1,208,636	175,236	3,794,182	4,430,778	642,402
Post-facilitation service fees	422,329	496,434	71,976	1,309,565	1,929,913	279,811
Guarantee income	624,105	920,570	133,470	2,593,512	3,064,440	444,302
Net interest income	294,656	292,512	42,410	1,216,170	1,174,204	170,244
Other Revenue	101,851	131,824	19,113	556,699	534,868	77,549

Net revenue	2,448,023	3,049,976	442,205	9,470,128	11,134,203	1,614,308

Operating expenses:
Origination, servicing expenses and other cost of revenue	(514,329)	(516,223)	(74,846)	(1,841,956)	(2,038,624)	(295,571)
Sales and marketing expenses	(389,355)	(490,735)	(71,150)	(1,584,233)	(1,685,022)	(244,305)
Research and development expenses	(131,914)	(137,519)	(19,938)	(434,850)	(491,484)	(71,258)
General and administrative expenses	(156,272)	(114,358)	(16,580)	(518,245)	(401,731)	(58,246)
Provision for accounts receivable and contract assets	(19,120)	(112,495)	(16,310)	(139,226)	(390,882)	(56,673)
Provision for loans receivable	(131,000)	(125,969)	(18,264)	(374,243)	(415,902)	(60,300)
Credit losses for quality assurance commitment	(582,522)	(935,903)	(135,693)	(1,963,609)	(3,195,220)	(463,263)

Total operating expenses	(1,924,512)	(2,433,202)	(352,781)	(6,856,362)	(8,618,865)	(1,249,616)

Operating profit	523,511	616,774	89,424	2,613,766	2,515,338	364,692

Other income, net	39,063	64,524	9,355	122,368	220,693	31,997

Profit before income tax expense	562,574	681,298	98,779	2,736,134	2,736,031	396,689
Income tax expenses	87,108	(124,987)	(18,121)	(240,818)	(454,775)	(65,936)

Net profit	649,682	556,311	80,658	2,495,316	2,281,256	330,753
Net profit attributable to non-controlling ,interest shareholders	(6,172)	4,836	702	(13,631)	14,874	2,157
Net profit attributable to FinVolution Group	655,854	551,475	79,956	2,508,947	2,266,382	328,596
Foreign currency translation adjustment, net of nil tax	(14,015)	(19,644)	(2,848)	(11,627)	69,006	10,005

Total comprehensive income attributable to FinVolution Group	641,839	531,831	77,108	2,497,320	2,335,388	338,601

Weighted average number of ordinary shares used in computing net income per share
Basic	1,430,845,871	1,419,627,691	1,419,627,691	1,420,870,790	1,412,648,862	1,412,648,862
Diluted	1,485,160,095	1,445,075,313	1,445,075,313	1,482,501,832	1,454,291,316	1,454,291,316
Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.46	0.39	0.06	1.77	1.60	0.23
Diluted	0.44	0.38	0.06	1.69	1.56	0.23
Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.29	1.94	0.28	8.83	8.02	1.16
Diluted	2.21	1.91	0.28	8.46	7.79	1.13

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended December 31,			Year Ended December 31,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by/(used in) operating activities	219,038	301,407	43,700	630,227	268,833	38,977
Net cash provided by/(used in) investing activities	256,190	(471,881)	(68,416)	1,994,845	(1,553,228)	(225,197)
Net cash provided by/ (used in) financing activities	756,313	(445,808)	(64,636)	(239,800)	(795,856)	(115,388)
Effect of exchange rate changes on cash and cash equivalents	(5,629)	19,129	2,774	(10,132)	67,797	9,830
Net increase in cash, cash equivalent and restricted cash	1,225,912	(597,153)	(86,578)	2,375,140	(2,012,454)	(291,778)
Cash, cash equivalent and restricted cash at beginning of period	7,265,629	7,076,240	1,025,958	6,116,401	8,491,541	1,231,158
Cash, cash equivalent and restricted cash at end of period	8,491,541	6,479,087	939,380	8,491,541	6,479,087	939,380

FinVolution Group

UNAUDITED Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
Net Revenues	2,448,023	3,049,976	442,205	9,470,128	11,134,203	1,614,308
Less: total operating expenses	(1,924,512)	(2,433,202)	(352,781)	(6,856,362)	(8,618,865)	(1,249,616)
Operating Income	523,511	616,774	89,424	2,613,766	2,515,338	364,692
Add: share-based compensation expenses	36,923	20,998	3,044	95,213	89,030	12,908
Non-GAAP adjusted operating income	560,434	637,772	92,468	2,708,979	2,604,368	377,600
Operating Margin	21.4%	20.2%	20.2%	27.6%	22.6%	22.6%
Non-GAAP operating margin	22.9%	20.9%	20.9%	28.6%	23.4%	23.4%
Non-GAAP adjusted operating income	560,434	637,772	92,468	2,708,979	2,604,368	377,600
Add: other income, net	39,063	64,524	9,355	122,368	220,693	31,997
Less: income tax expenses	87,108	(124,987)	(18,121)	(240,818)	(454,775)	(65,936)
Non-GAAP net profit	686,605	577,309	83,702	2,590,529	2,370,286	343,661
Net profit attributable to non-controlling interest shareholders	(6,172)	4,836	702	(13,631)	14,874	2,157
Non-GAAP net profit attributable to FinVolution Group	692,777	572,473	83,000	2,604,160	2,355,412	341,504
Weighted average number of ordinary shares used in computing net income per share
Basic	1,430,845,871	1,419,627,691	1,419,627,691	1,420,870,790	1,412,648,862	1,412,648,862
Diluted	1,485,160,095	1,445,075,313	1,445,075,313	1,482,501,832	1,454,291,316	1,454,291,316
Non-GAAP net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.48	0.40	0.06	1.83	1.67	0.24
Diluted	0.47	0.40	0.06	1.76	1.62	0.23
Non-GAAP net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.42	2.02	0.29	9.16	8.34	1.21
Diluted	2.33	1.98	0.29	8.78	8.10	1.17